                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT No. 1 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                  Semiconductor Laser International Corporation
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    816638100
                                 (CUSIP Number)



                   ANB Alster Neue Beteiligungs GmbH & Co. KG
                   ------------------------------------------
                                  Neuer Wall 20
                             20354 Hamburg, Germany
                            Attention: Dr. Gerd Kukuk
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 15, 2000
             (Date of Event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT No. 1 TO SCHEDULE 13D


CUSIP NO.  816638100                                           Page 2 of 5 Pages


NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           ANB Alster Neue Beteiligungs GmbH & Co. KG
--------------------------------------------------------------------------------

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    [   ]
         (b)    [   ]
--------------------------------------------------------------------------------

SEC USE ONLY
--------------------------------------------------------------------------------

SOURCE OF FUNDS*
--------------------------------------------------------------------------------

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)                                                                    [   ]
--------------------------------------------------------------------------------

CITIZENSHIP OR PLACE OF ORGANIZATION    Federal Republic of Germany
--------------------------------------------------------------------------------

       NUMBER OF
         SHARES         SOLE VOTING POWER      7,811,650
      BENEFICIALLY
        OWNED BY
          EACH
 REPORTING PERSON WITH
-------------------------
                        --------------------------------------------------------

                        SHARED VOTING POWER      0
-------------------------
                        --------------------------------------------------------

                        SOLE DISPOSITIVE POWER      7,811,650
-------------------------
                        --------------------------------------------------------

                        SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  7,811,650
--------------------------------------------------------------------------------

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [   ]
--------------------------------------------------------------------------------

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      23.0%
--------------------------------------------------------------------------------

TYPE OF REPORTING PERSON      PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                               Page 3 of 5 Pages

The Reporting Person hereby amends its initial Statement on Schedule 13D dated February 15, 2000 in respect of the Common Stock of the Issuer. All capitalized terms used and not otherwise defined herein shall have the same meaning herein as in such initial Statement on Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Person holds the Securities for the purpose of capital appreciation, and may sell relatively small amounts of Common Stock in open-market or privately-negotiated transactions from time to time. Except as stated in the preceding sentence, none of the Reporting Person, ANB GmbH nor the Control Person has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Based on information reported by the Issuer, as at April 30, 2000 there were issued and outstanding 28,478,263 shares of Common Stock. The Reporting Person is the beneficial owner of 2,311,650 shares of Common Stock of the Issuer, 1,000,000 shares of Series B Preferred Stock (which represents 100% of the issued and outstanding shares of the Series B Preferred Stock; shares of Series B Preferred Stock are non-voting and are immediately convertible into shares of Common Stock at a conversion ratio of five shares of Common Stock for every share of Series B Preferred Stock), subject to adjustment as provided in the Certificate of Designations, Preferences and Rights relating to the Series B Preferred Stock, and 500,000 common stock purchase warrants (each immediately exercisable and entitling the holder thereof to purchase one share of Common Stock at a price of U.S.$0.50; the common stock purchase warrants expire on June 26, 2004). If the Reporting Person were to both exercise the Warrants and convert the Preferred Stock that it owns, it would become the beneficial owner of 7,811,650 shares of Common Stock, representing approximately 23.0% of the then issued and outstanding stock. (For purposes of the above percentage calculation, it is assumed that there would have been no changes to the amount of issued and outstanding Common Stock used for purposes of this Statement other than those changes necessary to effect the exercise of the Warrants and the conversion of the Preferred Shares into shares of Common Stock).

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the persons named in Item 2 of the initial
Schedule 13D, other than the Reporting Person, is the beneficial owner of any of the Securities for the purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth immediately below, none of the Reporting Person, ANB GmbH nor the Control Person has acquired or disposed of any shares of Common Stock since February 15, 2000 (the date which required filing of the initial
Schedule 13D). The Reporting Person has sold shares of Common Stock in the following amounts on the dates and at the prices indicated:

No. of Shares Sold                 Date of Sale            Sale Price per Share

         10,000                    4/04/00                           $1.543
         10,000                    4/12/00                            1.843
         10,000                    4/13/00                            1.500
         10,000                    4/28/00                            1.007
         10,000                    5/02/00                            1.062
          1,000                    5/03/00                            1.000
         10,000                    6/16/00                            1.000

                                     -3-
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                                                               Page 4 of 5 Pages

All such sales were effected in normal transactions with a professional financial intermediary in Germany. Such sales give rise to a liability in favor of the Issuer under Section 16(b) of the Exchange Act. In the absence of future purchases (which are not contemplated), future sales will not give rise to such a liability.

(d) Not applicable.

(e) Not applicable.

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                                                               Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    August 30, 2000
                                             ----------------------------
                                                        (Date)



                                                   /s/ Dr. Gerd Kukuk
                                             ----------------------------
                                                      (Signature)



                                           Dr. Gerd Kukuk, Managing Director
                                           ---------------------------------
                                                     (Name/Title)

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